UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

MOSAIC NUTRACEUTICALS CORP.

(Name of Small Business Issuer in its charter)

Nevada	88-0462298
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4100 Spring Valley Road, Suite 200, Dallas, Texas	75244
(Address of principal offices)	(Zip Code)

Issuer’s telephone number (214) 866-0045

Securities to be registered under Section 12(b) of the Act:

Title of each class	Name of each exchange on which
To be so registered	each class is to be registered

Securities to be registered under Section 12(g) of the Act:

Common Stock, par value $.001 per share
(Title of class)

Preferred Stock, par value $.001 per share
(Title of class)

PART I

Item 1.           Description of Business.

Business Development

Mosaic Nutraceuticals Corp. (hereinafter called the “Company” or “Mosaic”) was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc. (“Hot Spot”).  Hot Spot ceased operations in January 1993. On July 29, 1995, Hot Spot changed its name to Westchester Group, Inc. (hereinafter “Westchester”). Westchester merged into ePublishedBooks.com (hereinafter “ePub”) on May 24, 2004 and ePub’s Articles of Incorporation were amended to change the name of the surviving entity to “Mosaic Nutriceuticals Corp.”  On March 14, 2000 ePub was chartered as a corporation under the laws of the State of Nevada, and registered an offering of its securities with the Nevada Department of Securities, which were sold pursuant to that registration statement and Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended.  On February 15, 2005, the Company filed a Certificate of Amendment to its Articles of Incorporation to change the spelling of its name from  “Mosaic Nutriceuticals Corp.” to “Mosaic Nutraceuticals Corp.”

Neither the Company nor any of its predecessor entities have ever filed for bankruptcy protection, receivership or any similar proceedings.

Business of Issuer

Principal Products and Services

Mosaic distributes a line of dietary supplement nutraceutical products focused on categories including osteoarthritis and associated pain, low-carbohydrate functional foods, cholesterol health, weight loss/appetite suppression, anti-aging and general wellness. Mosaic currently has trademark rights with respect to Joint-2-Life capsules, 24/7 Instant Pain Relief topical rub, and Lipotrene chews. Mosaic is also in the process of releasing its Premium Noni chews and its VitalHealth product line which includes Premium Calcium with vitamins D & K, Premium Vitamin C, Premium Multivitamin, Premium Creatine and LeanLicious chews. Most products are available in a soft candy chew that allows the active ingredients to be absorbed through the lining of the mouth as the candy dissolves.

Joint-2-Life capsules combine glucosamine with an ingredient called Celedrin. Though we have no exclusive rights to the Celedrin ingredient, we have obtained trademark rights to the Joint-2-Life product mark. The Joint-2-Life combination of Celadrin and glucosamine is believed to provide joint cushioning, alleviate inflammation, accelerate the rebuilding/building of damaged cartilage and help restore the entire joint area.

24/7 Instant Pain Relief (formerly known as Celeprix) is a topical rub that is believed to reduce pain, reverse osteoarthritis, accelerate recovery and relieve pain.  24/7 Instant Pain Relief is available without a prescription. 24/7 Instant Pain Relief combines boswellia extract with Celadrin.  By combining Celadrin with boswellia extract and other ingredients the product is believed to reduce pain and inflammation.

Lipotrene is a sugar free candy chew containing Policosanol which is a dietary supplement that is believed to normalize cholesterol.

Mosaic Nutraceuticals has also developed a 500mg soft candy chew that delivers the nutritional benefits of Noni, (Morinda Citrifolia). In recent years, scientific studies have been conducted to observe, delineate and quantify the benefits of Noni as a dietary supplement including vascular health, cancer palliative and smoking addiction treatment.

In addition, Mosaic’s VitalHealth products include Premium Calcium with vitamins D & K, Premium Vitamin C, Premium Multivitamin, and Premium Creatine. Creatine is an amino acid that comes from two sources, dietary (animal flesh) and/or internally manufactured. Some people claim to have been able to increase lean muscle mass while using Creatine. Creatine is popular with athletes and body builders in the United States. It is believed that

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Creatine may also aid memory and cognition.  Premium Calcium is a low carbohydrate, sugar free soft candy chew that is enriched with 500 mg of Calcium along with Vitamin D & K and fulvic acid to enhance absorption.

Development of our LeanLicious product was completed in May 2005. The active ingredient in LeanLicious is Hoodia Gordonii, which is believed to act as an appetite suppressant. LeanLicious is a soft candy chew that is believed support appetite suppression and fat burning.

A future addition to the VitalHealth line is Premium Acai. The Acai berry is gaining recognition for high levels of cholesterol-fighting fatty acids, Omega 6 and Omega 9, and its strong concentration of the powerful anti-oxidant, anthocyanin.

Mosaic utilizes third party consultants and manufacturers in recipe development and production. Other than trademark protection discussed below, Mosaic has not yet obtained protection for any interest it may have in the recipes for its products.

Distribution Methods

Mosaic focuses its sales and marketing efforts in internet sales, wholesale to pharmaceutical store chains, discount retailers and export firms.

Internet sales are distributed through a third party fulfillment center operated by BJC Marketing. Mosaic executed a one year Service Agreement with BJC Marketing on June 23, 2005 which sets forth the details of our inventory management, order fulfillment and distribution services arrangement. Mosaic is establishing a product supply system with quality and customer service to serve the customer’s needs. Inventory management is achieved through a SQL Server engine that drives sales trend analysis to guide product procurement and account for lead times of raw ingredients so there is no lack of supply of product and also takes care of analyzing credit card sales to reduce and even prevent most fraudulent orders.

Mosaic executed an International Marketing Agreement with C&H Marketing, Inc. (“C&H Marketing”) of Las Vegas, Nevada on July 12, 2004. C&H Marketing is in the process of developing and increasing awareness of the Mosaic product line with distributors throughout the country and internationally as well. The International Marketing Agreement provides that Mosaic shall pay C&H Marketing a 10% cash fee on product sales to retailers and provides for warrants to be issued quarterly, which shall be exercisable over seven years, in an amount equal to warrants for the purchase of 10,000 shares for each $100,000 in sales to retailers. The warrants shall be issued at the greater of the weighted average market stock price for the quarter or the closing stock trade on the final day of the trading quarter. The initial term of International Marketing Agreement is stated to be seven years, and it automatically renews for four subsequent one year terms unless cancelled by the parties.  Notwithstanding the stated term of the agreement, either Mosaic or C&H Marketing may terminate the agreement upon 30 days notice, without cause. C&H Marketing has introduced and facilitated sub-distribution contracts between Mosaic and two separate distributors, Munning Trading Co. and AHB Trading Limited, S.A. As a result of the C&H Marketing arrangement, product samples have been sent to distributors in the Middle East, Northern Europe and on the Pacific Rim. Large purchases by pharmaceutical store chains and discount retailers established through C&H Marketing will be handled by the Company and arrangements will be made by Mosaic for product to be shipped directly to the retailers’ central distribution warehouse from the manufacturer’s location.

As a result of its arrangement with C&H Marketing, Mosaic has entered into a three-year agreement with Munning Trading Co. (“Munning”) of San Francisco, California granting exclusive marketing rights from Mosaic for sales to and within China, Hong Kong, Macaw and Taiwan. Samples have been supplied and the initial feedback has been favorable. No orders have been received and the Company incurs no fees to Munning until sales are completed and paid. The Munning agreement provides a continual option to renew provided Mosaic is satisfied with marketing efforts.  The agreement states that Mosaic will require orders of at least 50,000 units per month.

As a result of its arrangement with C&H Marketing, Mosaic has also entered into an International Distributor Agreement with AHB Trading Limited, S.A. (“AHB Trading”) whereby we appointed AHB Trading Limited, S.A. as the exclusive authorized distributor of our Celeprix (now 24/7Instant Relief) and Lipotrene products in Mexico, Central America and South America. The agreement is for an initial term of five years and automatically renews for

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another five if not cancelled by the parties. Notwithstanding the stated term of the agreement, either party upon 30 days notice, with or without cause, may terminate the International Distributor Agreement. In connection with the International Distributor Agreement, Mosaic issued warrants to AHB Trading for the purchase of up to 2,000,000 shares of Mosaic Common Stock at prices ranging from $0.60 to $2.00 per share. The agreement also requires Mosaic to issue subsequent warrants exercisable at the conclusion of every three months of the term of the agreement, to purchase shares of Common Stock in an amount equal to 5% of the gross sales proceeds to Mosaic, from products purchased by AHB Trading in the previous quarter. The exercise price shall be the greater of (1) the closing price of the Common Stock on the last day of the quarter or (2) the average closing price for the last ten trading days of the quarter. There have been no sales under this agreement, however, AHB Trading is working to obtain clearance to bring the Mosaic products in as food supplements and they expect to be successful in that endeavor.

The Company’s marketing program also includes using print and radio promotional product ads to raise the awareness of the products and the Company website. These ads were pre-purchased through Global Media Fund. Mosaic will consider joint advertisements with retailers to draw consumers to retailers that may choose to carry Mosaic products. The Company is also currently in negotiations with possible joint venture partners to distribute Mosaic products in areas outside the United States which are not currently the subject of existing marketing agreements to assist in building brand recognition and product sales orders.

Competition

There are several other nutraceutical producers in the market today such as GNC which sells Active Cal™, Tri-Flex™ and Chewy™ C500. McNeil Nutriceuticals, LLC produces Vicativ® as well as a Calcium Chew and multi-vitamins. Mosaic is confident in its products that are now available to consumers. We feel these products address a wide area of consumer interest at a competitive price.  Mosaic’s position in the industry is that of a new provider with an unproven ability to generate and meet consumer demand. We are confident that we have a competitive product line with competitive prices and that third party manufacturers can and will be able to timely produce all orders submitted to them by Mosaic. The soft candy chews provide consumers with an alternative method of taking supplements. We believe that Mosaic product features, pricing and overall competitive qualities will combine to allow Mosaic to obtain significant shares of the U.S. and international markets for nutraceutical products.

Sources and Availability of Raw Materials and Principal Suppliers

The Company purchases its inventory from key suppliers around the United States. The Company outsources 100% of its manufacturing and uses multiple suppliers for product manufacturing and development. Mosaic currently outsources its manufacturing through one primary third party manufacturer which has a network of factories they utilize to produce the Mosaic product line. These factories and the third party lead company arrange to obtain ingredients from multiple raw ingredient suppliers (except for patented, one source select ingredients like Celadrin™) that furnish the active ingredients for the various Mosaic product lines. Mosaic does not play any role in procurement of raw ingredients for any of its products, but relies on the factories and the third party lead company to procure the ingredients on our behalf. We currently have no written agreements with any manufacturer, however, we believe our primary third party manufacturer has the capacity to fill orders for projected sales. The Company intends to negotiate and enter into a written agreement with its primary third party manufacturer. The third party manufacturing company builds its profit into the price it offers Mosaic for the manufacture of its products. The raw materials are vitamins, noni , glucosamine, Celadrin™, Policosanol, Hoodia Gordonii and Acai. These ingredients come from Africa, South America, China and other parts of Asia. The Company believes the materials are in adequate supply and no item is single sourced except Celadrin.

Dependence on Certain Customers

The Company currently depends on internet customers. Mosaic is not dependant on one major customer for the survival of the Company. The Company believes that it can survive solely on internet sales while obtaining export and retail accounts.

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Trademarks

On April 25, 2005, Mosaic obtained assignment of all rights, title and interest in the United States trademark “JOINT 2 LIFE” (Trademark Number 78148059). Mosaic currently uses and intends to file trademark applications for the following marks: “Premium Noni Chews,” “Premium Calcium Chews,” “Lipotrene,” “24/7 Instant Relief.”

In addition, Mosaic intends to use and plans to file trademark applications for the following marks:  “LeanLicious,” “Premium Mango Chews,” “Vitahealth,” “Orange Dreamsicle,” “Orange Cream,” “Strawberry Dreamsicle.

Government Approval of Products or Services

The Company conducts the daily business under the guidelines of the States of Texas, Utah and Nevada.

The manufacturing, processing, formulating, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies. The most active regulation has been administered by the Food and Drug Administration (“FDA, which regulates our products pursuant to the Federal Food, Drug and Cosmetic Act (“FDCA”) and regulations promulgated thereunder. In particular, the FDA regulates the safety, manufacturing, labeling and distribution of dietary supplements, including vitamins, minerals and herbs, food additives, food supplements, over-the-counter drugs and prescription drugs, medical devices and cosmetics. In addition, the FTC has overlapping jurisdiction with the FDA to regulate the labeling, promotion and advertising of dietary supplements, over the counter drugs, cosmetics and foods.

Although the dietary supplement industry is not subject to regulation by the FDA and local authorities, dietary supplements, including vitamins, minerals, herbs and other dietary ingredients, now have been statutorily affirmed as a “food.” Dietary supplement companies are authorized to make substantiated statements of nutritional support and, subject to several possible limitations, to manufacture and market substantiated safe dietary supplement products without FDA pre-clearance. Failure to comply with applicable FDA requirements can result in sanctions being imposed on Mosaic or the manufacturers of any of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

Compliance with applicable FDA and any state or local statutes is crucial. Although we believe that we are in compliance with applicable statutes, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we may not be able to comply with these new guidelines. We are unable to predict the nature of such future laws, regulations, interpretations or applications, nor can we predict what effect additional governmental regulations or administrative orders, when and if promulgated, would have on our business in the future. These regulations could, however, require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation.

The FDCA has been amended several times with respect to dietary supplements, most recently by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”). DSHEA was enacted on October 15, 1994. It provides a statutory framework governing the composition and labeling of dietary supplements. DSHEA provides a regulatory framework to ensure safe, quality dietary supplements and the dissemination of accurate information about such products. Under DSHEA, dietary supplements are generally excluded from the legal definition of “food additive.” With respect to composition, DSHEA created a new class of “dietary supplements”, consisting of vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, as well as concentrates, metabolites, extracts or combinations of such dietary ingredients. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA. On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994) requires proof that it has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe. The FDA must be supplied with such evidence at least seventy-five (75) days before the initial introduction into interstate commerce use of a new dietary ingredient. The FDA may not accept the evidence of safety for any new dietary ingredients that we may decide to use, and the FDA’s refusal to accept such evidence could result in regulation of such dietary

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ingredients as adulterated until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

With respect to labeling, DSHEA permits “statements of nutritional support” for dietary supplements without FDA pre approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). A company making a statement of nutritional support must possess substantiating evidence for the statement, and, for such statements that are not about the effects on the body as a result of a dietary supplement used as a tool for its nutritive value and are not otherwise “health claims,” disclose on the label that the FDA has not reviewed that statement and that the product is not intended for use for a disease, and notify the FDA of the statement within thirty (30) days after its initial use. The manner for making the disclosure and notifying the FDA are set forth in the regulations. However, the FDA may determine that a given statement of nutritional support that we decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion of the drug claim or our submission, and the FDA’s approval of a New Drug Application (“NDA”), which would entail costly and time-consuming clinical studies. In addition, DSHEA allows the dissemination of “third party literature”, publications such as reprints of scientific articles linking particular dietary ingredients with health benefits. Third party literature is exempted from FDA regulation as dietary supplement “labeling” and may be used in connection with the sale of dietary supplements to consumers. Such a publication may be so used if, among other things, it is not false or misleading, no particular manufacturer or brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a “misbranded” product.

DSHEA permits substantiated, truthful and non misleading statements of nutritional support to be made in labeling, such as statements describing general well being resulting from consumption of a dietary ingredient or the role of a nutrient or dietary ingredient in affecting or maintaining structure or function of the body. Any statement of nutritional support beyond traditional claims must be accompanied by disclosure that the FDA has not evaluated such statement and that the product is not intended to cure or prevent any disease. We anticipate that the FDA will promulgate Good Manufacturing Practices (“GMPs”), which are specific to dietary supplements and require at least some of the quality control provisions contained in the GMPs for drugs. Management anticipates that the FDA may promulgate GMP regulations authorized by DSHEA, which are specific to dietary supplements. GMP regulation would require supplements to be prepared, packaged and held in compliance with such rules, and may require similar quality control provisions contained in the GMP regulations for drugs. If the FDA adopts GMP regulations specific to dietary supplements, we may not be able to comply with such GMP rules upon promulgation or without incurring material expenses to do so.

Our products and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the Federal Trade Commission (“FTC”), the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. These activities are also regulated by various agencies of the states and localities in which our products are sold. Our products and product-related activities may also be regulated by the applicable regulatory agencies in other countries in which the products are sold.

Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (“FTCA”). Section 5 of the FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Section 12 of the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made. Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for our products. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

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In recent years the FTC has initiated numerous investigations of dietary supplement and weight loss products and companies. The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising and labeling for dietary supplements and conventional foods.

We believe that any product or supplement we distribute will be either G.R.A.S. (Generally Regarded As Safe) listed by the FDA or do not currently require extended regulatory approval. Recent legislation has resulted in a regulatory environment, which sets what we believe to be reasonable limitations and guidelines on health claims and labeling for natural products. We believe that current and reasonably foreseeable governmental regulation will have minimal impact on our business. The FTC oversees claims made by us and other companies in the nutritional supplement industry. The FTC under the Federal Trade Commission Act prohibits the use of unfair or deceptive trade practices, including false or misleading advertising. The FTC in recent years has brought a number of actions challenging claims by companies. These actions stem from the Retail Truth In Labeling laws. In the future, we may be subject to additional laws or regulations administered by the FDA or other federal, state or foreign regulatory authorities, the repeal of laws or regulations, which Mosaic considers favorable, or more stringent interpretations of current laws or regulations. In fact, the FDA strictly regulates dietary supplements, as opposed to nutritional supplements, which are subject only to Truth In Labeling laws. Should we begin producing nutritional supplements in the United States, or should one of our products be determined by the FDA to be a dietary supplement, more stringent regulation of our products may take place. Compliance with these additional rules and regulations may result in a considerable expense or may cause us to have to discontinue production of some or all of our then current products. New laws and regulations could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, imposition of additional record keeping requirements, or expanded documentation of the properties of certain products, expanded or different labeling and scientific substantiation.

Employees

The Company currently has a total of 4 employees of which all are considered full time. The company also utilizes numerous consultants.

Reports to Security Holders

Until this Form 10-SB becomes effective, the Company is not a reporting company as defined under the Securities Exchange Act of 1934 (the “Exchange Act”). Following the effectiveness of this registration statement, certain periodic reporting requirements will be applicable. Exchange Act registrants are required to file an Annual Report on Form 10-K or 10-KSB. In addition to the annual reporting, an Exchange Act registrant is required to file quarterly reports on Form 10-Q or 10-QSB. Exchange Act registrants are also required to disclose certain corporate events if they are deemed “material events.” Some events are deemed material enough to require the filing of a Current Report on Form 8-K. All reports are filed and become public information.

The public may read and copy any materials filed with the United States Securities and Exchange Commission (“SEC”) at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is http://www.sec.gov. The Company’s Internet address is http://www.mosaicnutracorp.com.

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Item 2.           Management’s Discussion and Analysis or Plan of Operation.

Plan of Operation

The Company has obtained a media credit for one million dollars ($1,000,000) in prepaid advertising and is using the advertising to generate interest and traffic to the Mosaic website. The print ads started in early June 2005 and radio ads will start in late July or early August 2005. The first ads addressed Joint2Life and 24/7 Instant Relief. The July/August 2005 ad will address Lipotrene and the benefits of Policosanol. The Company will release new ads on the Premium Noni Chews, Joint 2 Life Chews, and the LeanLicious Chews during the late summer as these products become available on the Mosaic website. The Company will run ads on the VitalHealth products available in the early fall. This includes Premium Vitamin C, Premium Multivitamin and Premium Creatine. The ads will be run in at least 25 newspapers each month for six months. We believe that these print and radio product advertisements will generate on average, a minimum of 400 sales per month for each product advertised. If our sales projections are accurate, the Internet traffic would generate the revenue necessary to sustain the operations of the Company through December 2006. The Company anticipates funding additional advertising with Global Media Fund through exchange of its restricted common stock for additional media credit.  During the time the Company is operating on internet sales, we believe that our efforts to bring in purchase orders from retailers and export accounts will be successful.

The Company also intends to raise money through private placement sale of its restricted common stock during the next twelve months. This will be done to ensure that infrastructure growth necessary to support growth of product sales is not impeded.  The Company will attempt to raise an additional $500,000 to $2,000,000 depending on market conditions for such an offering. The Company intends to set up an advisory board made up of medical and related experts in the food supplement area. The company has preliminary and informal arrangements with its primary manufacturer to produce any large orders from major retailers in the event that we receive such purchase orders.  No significant changes in the number of employees of the Company are planned.

We anticipate that the Company will require approximately  $844,213 to sustain operations through December 2006. The foregoing estimate takes into consideration estimated costs relating to anticipated internet services, payroll, administrative expenses, advertising, freight, legal services, accounting services, insurance, samples and promotion, equipment and office supplies. The Company anticipates that it will be able to generate monthly orders for a minimum of approximately 400 units of each available product via our website. Assuming such estimates are accurate, based upon our product pricing and anticipated new product offerings, the Company believes the revenue generated from such sales will be sufficient to sustain operations without the need for additional financing.

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Item 3.           Description of Property.

The Company has a five year lease on 2889 square feet of prime office space at 4100 Spring Valley Road, Suite 200, Dallas, Texas 75244 at a rate of $2889 per month. Management believes this space is adequate for the company’s corporate office needs.

The company does not intend to invest in any real estate, interests in real estate, real estate mortgages, or interests in entities engaged in real estate activities at this time.

Item 4.           Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the capital stock as of July 8, 2005 for (a) each person known by us to own beneficially five percent (5%) or more of the voting capital stock, and (b) each Director and executive officer who owns capital stock. Except pursuant to applicable community

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property laws and except as otherwise indicated, each shareholder identified in the table possesses sole voting and investment power with respect to his or her shares.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner		Percent of Class(1)
Common Stock
As a Group	Officers and Directors 4100 Spring Valley, Suite 200 Dallas, Texas 75244	12,000,000		22.3%

As Individuals	Charles Townsend, President, Chief Executive Officer and Director 4100 Spring Valley, Suite 200 Dallas, Texas 75244	10,000,000		18.6%

	John Castleberry Secretary and Director 1417 Capetown Grand Prairie, Texas 75050	1,000,000		1.8%

	Rounsevelle W. Schaum Director and Chairman of the Board of Directors 157 Harrison Ave, #17 Newport, RI 02840	1,000,000		1.8%

	Cede & Co. P.O. Box 222 Bowling Green Station New York, NY 10274	15,868,031		29.5%

	Scott Robert Fern Unit 405, 1 Gray Street New Farm 4005 Australia	2,725,500		5.1%

	Mtn. West Equities Corp. 2980 S. Rainbow Blvd., #220H, Las Vegas, NV	3,277,219	(2)	6.1%

(1)   The percentage is based on 53,730,988 shares of common stock issued and outstanding as of July 8, 2005.

(2)   Consists of 3,177,219 shares held by Mtn. West Equities Corp. and 100,000 shares held by Wasatch Summit Development, a division of Mtn. West Equities Corp. The address for Mtn. West Equities Corp. and Wasatch Summit Development is 2980
S. Rainbow Blvd., #220H, Las Vegas, NV.

There are no arrangements the operation of which would result in a change in control of Mosaic Nutraceuticals Corp.

Item 5.           Directors and Executive Officers, Promoters and Control Persons.

The following table sets forth information concerning our Directors and executive officers as of the date of this filing.  Our Board of Directors consists of a total of three members who serve terms of one year and hold office until the next annual general meeting of the holders of our common stock. Our officers are appointed by our board of

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directors after each meeting subsequent to the annual meeting of stockholders and hold office for one year, and until their successors are elected and qualify.

			Term as
Name	Age	Position	Director Expires

Charles Townsend	60	Chief Executive Officer, President, Treasurer and Director	2005
John Castleberry	48	Secretary and Director	2005
Rounsevelle W. Schaum	73	Director and Chairman of the Board of Directors	2005

Charles Townsend has served as a Director of the Company since May 2004 and is the President, Treasurer and Chief Executive Officer. From July 2002 to March 2005 Mr. Townsend served as President of Affordable Security Advances, Inc., a private alarm company.  From September 1999 through May 2002 Mr. Townsend served as Vice President and Chief Operating Officer of Stealth Industry, Inc., a home security service company that he co-founded. At Stealth Industry, Inc. Mr. Townsend was responsible for accounting, purchasing, customer service and operations. Mr. Townsend received a Bachelor of Business Administration from the University of Texas at Austin in 1972 and a Masters Degree in Business & Administration with an emphasis on Banking and Finance from North Texas State University in 1978.

John Castleberry is the Secretary and a Director. Mr. Castleberry became a Director of the Company on August 6, 2004. For the past 12 years Mr. Castleberry has served, and continues to serve, as the Secretary and President of I-Net-Con., Inc., a private company specializing in data communications, data recovery, local area networks, software and research and development design.

Rounsevelle W. Schaum is a Director and serves as the Chairman of the Board of Directors. Mr. Schaum became a Director of the Company on August 6, 2004. Mr. Schaum has served as Chairman and Chief Executive Officer of Newport Capital Partners, Inc. since 1985. He had served since 1998 as a director and Chairman of the Audit and Compensation Committees of the Quigley Corporation (NASDAQ: QGLY) and has been designated their Audit Committee “financial expert.” He is also a director of Camelot Entertainment Corporation (OTC:BB “CMEG”) and Executive Hospitality Corporation (OTC:PK “EHPC”). In 2000 Mr. Schaum was a founder, and a director of Streaming Media Corporation. He also served as the Chairman and CEO of BusinessNet Holdings Corporation from 2002 to 2003, and served as a crisis manager for Heller Financial Corporation in 1998; as Chairman of the California Small Business Development Corporation, a private venture capital syndicate from 1975 to 1985; and was the founder and Managing Director of the Center of Management Sciences, a consulting firm serving the aerospace industry from 1964 through 1975.  He also served on the District Advisory Council of the U.S. Small Business Administration in 1971. Mr. Schaum is a graduate of Phillips Andover Academy and received a Bachelor of Science degree in Mechanical Engineering from Stanford University in 1954 and a Masters of Business Administration degree from the Harvard Business School in 1959. From 1957 to 1959 he was also a member of the Faculty and Defense Research Staff of MIT, working on the computer programs for the Ballistic Missile Early Warning System.  From 1955 to 1957, he served in the U.S. Army, stationed at Redstone Arsenal in Huntsville, Alabama as an instructor in the Ordnance Guided Missile School.

Family Relationships

There are no family relationships among the above persons.

Involvement in Certain Legal Proceedings

None of the above persons or any business in which such person was an executive officer have been involved in a bankruptcy petition, been subject to a criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree enjoining or suspending their involvement in any type of business, or been found to have violated a securities or commodities law.

Directorships in Other Companies

As noted above, Mr. Schaum serves as a director of the following companies: Quigley Corporation (NASDAQ: QGLY); Mosaic Nutraceuticals, Inc. (OTC:PK “MCNJ”): Camelot Entertainment, Inc. (OTC:BB “CMEG”); and

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Executive Hospitality Corporation (OTC: PK “EHPC”).

Audit Committee Financial Expert

The Company does not have a standing Audit Committee. The functions of the Audit Committee are currently assumed by our full Board of Directors. Additionally, we do not have a member of our board of directors that has been designated as an audit committee “financial expert.” However, Mr. Schaum has served in that capacity on the board of another public company (Quigley Corporation). We do not have a designated audit committee financial expert yet but the company intends to address the matter. The company may add two additional Directors subsequent to approval of this Registration Statement and expects to address the matter at that time.

Item 6.           Executive Compensation.

The following summary compensation table sets forth the total annual compensation paid or accrued by us to or for the account of the Chief Executive Officer and each other executive officer whose total cash compensation exceeded $100,000 for any of the past three fiscal years:

SUMMARY COMPENSATION TABLE

					Long-Term Compensation
					Awards
		Annual Compensation			Restricted		Securities	Payout(s)
				Other	Stock		Underlying	LTIP
Name and Principal				Annual	Award(s)		Options/	Payouts	All Other
Position	Year	Salary($)	Bonus($)	Compen sation($)	($)		SARs (#)	($)	Compen sation ($)

Charles Townsend,	2002	0	0	0	0		0	0	0
President and CEO	2003	0	0	0	0
	2004	6,000	0	0	0	*

John Castleberry,	2002	0	0	0	0		0	0	0
Secretary	2003	0	0	0	0
	2004	6,000	0	0	0	**

*10,000,000 shares of restricted common stock were issued to Charles Townsend as part of the merger of Westchester Group, Inc. into the Company (the “Merger”). However, such shares were not issued as executive compensation.

**1,000,000 shares of restricted common stock were issued to John Castleberry as part of the Merger. However, such shares were not issued as executive compensation.

Option/SAR Grants in Last Fiscal Year

No Options or stock appreciation rights were granted in the last fiscal year to any executive officers.

Compensation of Directors

Pursuant to our Bylaws, Directors may be allowed and paid all necessary expenses incurred in attending any meeting of the Board, but shall not receive any compensation for their services as Directors until such time as the Company is able to declare and pay dividends on its capital stock. Furthermore, no director of the Company shall be entitled to any salary or compensation for any services performed for the Company, unless such salary is fixed by resolution of the Board and adopted by unanimous vote. Pursuant to the Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc., a Nevada corporation into Epublishedbooks.com, a Nevada corporation, as the surviving corporation dated May 21, 2004, 11,000,000 shares of restricted common stock were issued to

10

directors Charles Townsend (10,000,000 shares) and John Castleberry (1,000,000 shares) as part of the merger and reorganization. On August 6, 2004, the board of directors issued 1,000,000 shares of restricted common stock to Rounsevelle W. Schaum in exchange for his agreement to accept a position on the board of directors of the Company. As of the date of this filing, the Company has paid no other compensation to our Directors for Board Service.

Item 7.           Certain Relationships and Related Transactions.

None.

Item 8.  Description of Securities.

The following description as a summary of the material terms of the provisions of our Articles of Incorporation, as amended, and
By-laws in effect at the time of this filing. The Articles of Incorporation and By-laws have been filed as exhibits to this registration statement. For a details on the provisions of our Articles of Incorporation, as amended, and By-laws, the exhibits should be reviewed in their entirety.

As of the date of this filing, our authorized capital consists of 100,000,000 shares of Common Stock, par value $.001 per share, and 5,000,000 shares of Preferred Stock, par value of $.001 per share.  No capital stock carries preemptive rights.  There are no provisions in the Articles of Incorporation, as amended, or the By-laws that would delay, defer, or prevent a change in control of the Company.  Standard Transfer & Trust Company, Inc. serves as our transfer agent.

Common Stock

We are authorized to issue 100,000,000 shares of common stock, par value $.001 per share, (the “Common Stock”) which shall be non-assessable. As of July 8, 2005, there were 53,730,988 shares of Common Stock issued and outstanding. No shares are held as treasury stock. Shares of our Common Stock may be issued by the Company from time to time and for such consideration as may be determined upon and fixed by the board of directors. Shares of our Common Stock have no preemptive rights, limitations, or preferences and cumulative voting is prohibited. All shares of our Common Stock have equal voting rights and, when validly issued and outstanding, have one vote per share on all matters to be voted upon by stockholders.

Preferred Stock

We are authorized to issue 5,000,000 shares of Preferred Stock, par value of $.001 per share (the “Preferred Stock”), which may be divided into various series. As of the date of this filing, there are no shares of Preferred Stock issued and outstanding. Shares of our Preferred Stock may be issued by the Company from time to time and for such consideration as may be determined upon and fixed by the board of directors.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. Holders of our Preferred Stock, if and when issued, will have dividend rights as specified in the Articles of Incorporation, as subsequently amended. We have never declared or paid any cash dividends on our Common Stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

11

PART II

Item 1.           Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

Market Information

No Public Market

Our common stock is quoted on the Pink Sheets under the symbol “MCNJ” and may be traded over the counter on an unsolicited basis. However, a true public market does not currently exist for our stock.

Options, Warrants, Convertible Securities

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $0.60 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $1.00 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $1.40 per share and may be exercised until September 13, 2009.

On September 13, 2004, pursuant to our International Distributor Agreement with AHB Trading Limited, S.A. of the same date, we issued a warrant for the purchase of up to 500,000 shares of common stock to AHB Trading Limited, S.A. The warrant has an exercise price of $2.00 per share and may be exercised until September 13, 2009.

Pursuant to our International Marketing Agreement with C&H Marketing, Inc. we have agreed to issue warrants to C&H Marketing quarterly, which shall be exercisable over seven years, in an amount equal to 10,000 options for each $100,000 in sales to retailers. The warrants shall be issued at the greater of the weighted average market stock price for the quarter or the closing stock trade on the final day of the trading quarter. As of the date of this filing, no warrants have been issued to C&H Marketing under the International Marketing Agreement.

Free Trading Shares

As of July 8, 2005, a total of 21,982,081 shares of our common stock are considered free trading.

Holders

As of July 8, 2005, we had 109 holders of our common stock. The number of record holders was determined from the records of our transfer agent and does not include beneficial owners of common stock whose shares are held in the names of various security brokers, dealers, and registered clearing agencies. The transfer agent of our common stock is Standard Transfer & Trust Company, Inc.

Dividends

We have never declared or paid any cash dividends on our common stock. We do not anticipate paying any cash dividends to stockholders in the foreseeable future. In addition, any future determination to pay cash dividends will be at the discretion of the Board of Directors and will be dependent upon our financial condition, results of operations, capital requirements, and such other factors as the Board of Directors deem relevant.

12

Item 2.           Legal Proceedings.

The Securities and Exchange Commission (the “Commission”) temporarily suspended trading in the securities of the Company from February 2, 2005 through February 15, 2005, based on concerns about the accuracy and adequacy of publicly disseminated information regarding, among other things, Mosaic’s financial condition and its ability to fund advertising campaigns in support of its products. The Commission has also expressed concern that Mosaic and/or certain of its shareholders may have unjustifiably relied on Rule 144(k) of the Securities Act of 1933 (“Securities Act”) in conducting an unlawful distribution of its securities that failed to comply with the resale restrictions of Rules 144 and 145 of the Securities Act. The Commission is currently conducting an investigation regarding the foregoing concerns.

We are not a party to any other material pending legal proceeding, nor are we aware of any legal proceedings being contemplated against us by any governmental authority. Furthermore, we are not aware of any other legal proceeding in which any of our officers, directors, affiliates or security holders is a party adverse to us or in which any of them have a material interest adverse to us.

Item 3.           Changes in and Disagreements with Accountants.

The Company has had no changes in or disagreements with accountants in its two most recent fiscal years.

Item 4.           Recent Sales of Unregistered Securities.

The following discussion outlines all securities sold by us for cash or other consideration during the previous three years. Unless otherwise described, all of the securities sold were issued pursuant to the authority granted by the private offering exemption outlined in Section 4(2) of the Securities Act. None of the below mentioned “sales” were made to more than 35 non-accredited investors and none were made with a view toward distribution.  All shares issued were restricted and contained a Rule 144 legend.

On May 24, 2004, 32,062,500 Shares of the Company were exchanged for 32,062,500 shares of Westchester Group, Inc. pursuant to the Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc. a Nevada corporation into EPublishedbooks.com, a Nevada Corporation, as the surviving corporation (the “Plan of Merger”).  The Plan of Merger also provided for issuance of 11,000,000 shares of common stock to Charles Townsend (10,000,000 shares) and John Castleberry (1,000,000 shares) in connection with the merger and reorganization.

On July 28, 2004 Mosaic issued 233,000 shares of restricted common stock of the Company to Darren Lopez in exchange for cancellation of debt owed by Mosaic to Mr. Lopez in the amount of $30,000 together with accrued interest.

On August 18, 2004, Mosaic issued 1,000,000 shares of restricted common stock of the Company to Rounsevelle W. Schaum in exchange for his agreement to accept a position on the board of directors of the Company.

On December 5, 2004 the Company issued 33,334 shares of restricted common stock at a price of $0.60 per share for total cash proceeds in the amount of $20,000 to Esteban Benevides.

On March 9, 2005, the Company sold 333,334 shares of restricted common stock to Steven Miotti for aggregate consideration in the amount of $50,000. The foregoing shares were issued on May 20, 2005.

On May 20, 2005, the Company converted $17,928 in accounts payable to BJC Marketing, Inc. into 119,520 shares of restricted common stock.

On April 8, 2005 the Company entered into a Memorandum of Understanding (“MOU”) with Global Media Fund, LLC (“GMF”), whereby GMF issued a Media Due Bill to Mosaic in the amount of One Million Dollars ($1,000,000) in print and/or radio advertising credits in exchange for 1,000,000 shares of restricted common stock (valued at $500,000 for purposes of the MOU) issued to GMF upon execution of the MOU. The MOU also provides

13

for issuance of restricted common stock to GMF valued at $500,000, to be issued in ten (10) consecutive monthly installments, beginning on June 30, 2005. Each of the ten installments are to be the number of shares of common stock equaling a “market value” of $50,000 determined as of the month of the installment.  “Market value” is to be calculated as 90% of the average closing price of the common stock for tens days immediately preceding the stock issuance date.

On April 26, 2005 the Company sold 2,000,000 shares of restricted common stock to Gabriel Vidales at a price of $0.25 per share for an aggregate of $500,000.

Item 5.           Indemnification of Directors and Officers.

The By-laws of the Company generally provide that every person who was or is a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or a person of whom he is the legal representative is or was a director or officer of the Company or is or was serving at the request of the Company or for its benefit as a director or officer of another corporation, or as its representative in a partnership, joint venture trust or other enterprise, shall be indemnified and held harmless to the fullest extent legally permissible under the General Corporation Law of the State of Nevada from time to time against all expenses, liability and loss (including attorneys’ fees, judgments, fines and amounts paid or to be paid in settlement) reasonably incurred or suffered by him in connection therewith. The expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the Company.

The By-laws also provide that the Board of Directors may cause the Company to purchase and maintain insurance on behalf of any person who is or was a director or officer of the Company, or is or was serving at the request of the corporation as a director or officer of another corporation, or as its representative in a partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred in any such capacity or arising out of such status, whether or not the corporation would have the power to indemnify such person.

14

PART F/S

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

FINANCIAL REPORTS

MARCH 31, 2005

DECEMBER 31, 2004

DECEMBER 31, 2003

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.)

Las Vegas, Nevada

I have audited the accompanying balance sheets of Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (A Development Stage Enterprise) as of March 31, 2005 and December 31, 2004, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the three months ended March 31, 2005, the year ended December 31, 2004 and the period August 8, 1990 (inception) through March 31, 2005.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (A Development Stage Enterprise) as of March 31, 2005 and December 31, 2004 and the results of its operations and cash flows for the three months ended March 31, 2005 and the year ended December 31, 2004 and for the period August 8, 1990 (inception) through March 31, 2005, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has limited operations and has no established source of revenue.  This raises substantial doubt about its ability to continue as a going concern. Management’s plan in regard to these matters is also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Kyle L. Tingle, CPA, LLC

May 26, 2005

Las Vegas, Nevada

1

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

BALANCE SHEETS

	March 31, 2005	December 31, 2004	December 31, 2003

ASSETS

CURRENT ASSETS
Cash	$20,720	$2,519	$0
Inventory	25,952	23,596	0
Prepaid expense	2,629	0	0

Total current assets	$49,301	$26,115	$0

INTANGIBLE ASSETS, net	$25,000	$26,500	$0

Total assets	$74,301	$52,615	$0

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$17,743	$18,273	$0
Notes payable	19,876	19,876	0

Total current liabilities	$37,619	$38,149	$0

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; authorized 5,000,000 shares; no shares issued and outstanding
Common stock subscribed, 33,334 shares at December 31, 2004 and 452,854 shares at March 31, 2005:	$67,928	$20,000	$0
Common stock: $0.001 par value; authorized 100,000,000 shares; issued and outstanding: 32,062,500 shares at December 31, 2003; 50,244,800 shares at December 31, 2004 and 50,278,134 March 31, 2005:	50,278	50,245	32,063
Additional paid in capital	74,507	54,540	0
Accumulated deficit during development stage	(156,031)	(110,319)	(32,063)

Total stockholders’ equity	$36,682	$14,466	$0

Total liabilities and stockholders’ equity	$74,301	$52,615	$0

See Accompanying Notes to Financial Statements.

2

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

	Three months			Aug. 8, 1990
	ended	Years ended		(inception) to
	March 31,	December 31,		March 31,
	2005	2004	2003	2005

Revenues	$221	$0	$0	$221

Cost of revenue	0	0	0	0

Gross profit	$221	$0	$0	$221

General, selling and administrative expenses
Operating expenses	$44,035	$44,548	$0	$94,133
Depreciation and amortization	1,500	3,500	0	5,000
Operating loss	$(45,314)	$(48,048)	$0	$(98,912)

Nonoperating income (expense)	398	645	0	1,043

Net loss	$(45,712)	$(48,693)	$0	$(99,955)

Net loss per share, basic and diluted	$(0.00)	$(0.00)	$0.00

Average number of shares of common stock outstanding	50,271,097	42,776,006	32,062,500

See Accompanying Notes to Financial Statements.

3

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF STOCKHOLDERS’ EQUITY

					Accumulated
			Additional	Common	(Deficit) During
	Common Stock		Paid-In	Stock	Development
	Shares	Amount	Capital	Subscribed	Stage	Total

Issuance of Common Stock, August 8, 1990	562,500	$563	$1,937	$0	$0	$2,500
Balance, December 31, 1990	562,500	$563	$1,937	$0	$0	$2,500
Balance, December 31, 1991	562,500	$563	$1,937		$0	$2,500
Net loss, December 31, 1992					(2,500)	(2,500)
Balance, December 31, 1992	562,500	$563	$1,937	$0	$(2,500)	$0
Balance, December 31, 1993	562,500	$563	$1,937	$0	$(2,500)	$0
Balance, December 31, 1994	562,500	$563	$1,937	$0	$(2,500)	$0
July 20, 1995, changed from no par value to $.001
July 21, 1995, forward stock 900:1
Balance, December 31, 1995	562,500	$563	$1,937	$0	$(2,500)	$0
February 1, 1996, reverse split 1:100
Issuance of Common Stock for Services February 22, 1996	16,500,000	16,500	(1,937)		(13,563)	1,000
Net loss, December 31, 1996					(1,000)	(1,000)
Balance, December 31, 1996	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1997	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1998	17,062,500	$17,063	$0	$0	$(17,063)	$0
Balance, December 31, 1999	17,062,500	$17,063	$0	$0	$(17,063)	$0
Contributed Capital					1,025	1,025
Net loss, December 31, 2000					(1,025)	(1,025)
Balance, December 31, 2000	17,062,500	$17,063	$1,025	$0	$(17,063)	$0
Issuance of common stock; April 19, 2001, at $0.001708 per share	6,250,000	6,250			(5,823)	427
Issuance of common stock; June 21, 2001, at $0.001708 per share	8,750,000	8,750			(8,152)	598
Net loss, December 31, 2001					(1,025)	(1,025)
Balance, December 31, 2001	32,062,500	$32,063	$0	$0	$(32,063)	$0
Balance, December 31, 2002	32,062,500	$32,063	$0	$0	$(32,063)	$0
Balance, December 31, 2003	32,062,500	$32,063	$0	$0	$(32,063)	$0
May 24, 2004, forward stock split 25:1
Recapitalization of common stock stock in connection with merger ePublishedBooks.com	5,949,300	5,949	24,205		(29,563)	591
Issuance of 11,000,000 shares pursuant to merger agreement	11,000,000	11,000				11,000
Issuance of 1,000,000 to board member upon joining board of directors	1,000,000	1,000				1,000
Contribution of capital			268			268
Issuance of 233,000 shares for debt	233,000	233	30,067			30,300
Stock subscribed				20,000		20,000
Net loss, December 31, 2004					(48,693)	(48,693)
Balance, December 31, 2004	50,244,800	$50,245	$54,540	$20,000	$(110,319)	$14,466
Issue subscribed stock	33,334	33	19,967	(20,000)
Stock subscribed				50,000		50,000
Stock subscribed in settlement of accounts payable				17,928		17,928
Net loss, March 31, 2005					(45,712)	(45,712)
Balance, March 31, 2005	50,278,134	$50,278	$74,507	$67,928	$(156,031)	$36,682

See Accompanying Notes to Financial Statements.

4

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

	Three months			Aug. 8, 1990
	ended	Years ended		(inception) to
	March 31,	December 31,		March 31,
	2005	2004	2003	2005

Cash Flows From Operating Activities
Net loss	$(45,712)	$(48,693)	$0	$(99,955)
Adjustments to reconcile net loss to cash used in operating activities:
Amortization	1,500	3,500	0	5,000
Stock based compensation	0	12,000	0	13,000
Interest expense paid by stock	0	300	0	300
Changes in assets and liabilities
Increase in inventory	(2,356)	(23,596)	0	(25,952)
Increase in inventory	(2,629)	0	0	(2,629)
Increase in accounts payable and accrued liabilities	17,398	18,273	0	35,671

Net cash used in operating activities	$(31,799)	$(38,216)	$0	$(74,565)

Cash Flows From Investing Activities
Purchase of intangible asset	$0	$(30,000)	$0	$(30,000)
Acquisitions, net of cash acquired	0	591	0	591

Net cash used in investing activities	$0	$(29,409)	$0	$(29,409)

Cash Flows From Financing Activities
Issuance of common stock	$50,000	$20,000	$0	$73,525
Proceeds from notes payable	0	49,876	0	49,876
Contribution of capital	0	268	0	1,293

Net cash provided by financing activities	$50,000	$70,144	$0	$124,694

Net increase in cash	$18,201	$2,519	$0	$20,720

Cash, beginning of period	$2,519	$0	$0	$0

Cash, end of period	$20,720	$2,519	$0	$20,720

Supplemental Information
Stock issued for debt 233,000 shares @$0.13	$0	$30,300	$0	$30,300

Stock issued in settlement of accounts payable	$17,928	$0	$0	$17,928

See Accompanying Notes to Financial Statements.

5

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Nature of business:

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (“Company”) was organized August 8, 1990 under the laws of the State of Nevada.  The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” is considered a Development Stage Enterprise.  On February 15, 2005, the Certificate of Amendment was accepted by the Secretary of State changing the name of the Company from Mosaic Nutriceuticals, Corp. to Mosaic Nutraceuticals, Corp.

The Company owns development and marketing rights for various nutriceutical chew products.  The Company is in the process of bringing this new line of health products to market.  As of the date of this report, full operations and revenue production had not begun.  A few test transactions were accepted through its internet site.

The Company was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc.  On July 29, 1995, the Company changed its name from Hot Spot Tours, Inc. to Westchester Group, Inc.  The Company ceased operations in January 1993.

ePublishedBooks.com was organized on March 14, 2000 under the laws of the State of Nevada.  With its limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” it was considered a Development Stage Enterprise.

ePubishedBooks.com was established to build an internet presence to offer an outlet for new authors to publish their literary work electronically.

Merger between Westchester Group, Inc. and ePublishedBooks.com

On May 24, 2004, the State of Nevada approved the Amendment and Plan of Reorganization and Merger of Westchester Group, Inc. (“Westchester”), a Nevada corporation, into ePublishedBooks.com (“ePub”), a Nevada Corporation.  This plan was effective with the filing of the document with the State of Nevada on May 24, 2004.  Through the agreement, each outstanding share of Westchester was automatically converted to one share of ePub.  In addition, ePub agreed to issue 11,000,000 shares of restricted stock to Westchester directors as part of the merger.  The transaction results in 49,011,800 shares of ePub.  ePub assumed all liabilities and obligations of Westchester.  Based on the terms of the merger agreement, through Rule 12g-3(a) of the general rules and regulations of the Securities Exchange Act of 1934, as amended, ePub became the surviving entity for reporting purposes to the Securities and Exchange Commission.

The transaction is accounted for as a reverse acquisition with Westchester Group, Inc. the surviving registrant.  As a result, Westchester Group, Inc.’s former stockholders exercised control over ePub. The accounting for the merger is identical to that resulting from a reverse merger, except no goodwill or other intangible assets are recorded. For accounting purposes, Westchester Group, Inc. as been treated as the accounting acquirer and, accordingly, is presented as the continuing entity.  The historical financial statements are those of Westchester Group, Inc.   ePublishedBooks.com changed its name to Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.), which is the legal entity going forward and is referred to hereafter as the “Company.”

6

A summary of the Company’s significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of March 31, 2005, December 31, 2004 and December 31, 2003.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates based upon certain market assumptions and information available to management.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.  These financial instruments include cash and accounts payable.  Fair values were assumed to approximate carrying values for cash and payables due to the short-term nature or that they are payable on demand.

Revenue Recognition

The Company will recognize revenue on an accrual basis as services are rendered or product is shipped.  For product sales, revenue is recognized upon the transfer of ownership of the product to the purchaser.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

7

Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern.  Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and raises substantial doubt about its ability to continue as a going concern.  The Company will be dependent upon the raising of additional capital through placement of our common stock in order to continue with the business plan. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of our common stock in order to continue as a going concern.  Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

Recent Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment.” SFAS No. 123R replaced SFAS No. 123 and superceded Accounting Principles Board Opinion No. 25. SFAS No. 123R will require compensation costs related to share-based payment transactions to be recognized in the financial statements.  The effective date of SFAS No. 123R is the first reporting period beginning after June 15, 2005.  The adoption of SFAS No. 123 (revised 2004) should not have a significant impact on the Company’s financial position or results of operations until such time the Company has share-based payments.  The Company will adopt the provisions of SFAS No. 123R at that time.

Note 2.                        Stockholders’ Equity

Common stock

The authorized stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

Westchester Group, Inc. issued 2,500 shares for assets on August 8, 1990, date of inception.  On July 29, 1995, the Company’s shareholders approved an amendment to the Articles of Incorporation to increase its capitalization, establishing a par value of $0.001 and increasing authorized shares to 50,000,000 common and 10,000,000 preferred shares.  On July 21, 1995, the Company’s shareholders approved a forward split of 900 shares for each common share outstanding, increasing the number of outstanding common shares from 2,500 to 2,250,000 shares.

On February 29, 1996, the Company’s shareholders approved a reverse split of 1 share for each 100 shares of common stock outstanding at February 1, 1996.  As a result of the reverse split, the number of outstanding common shares was reduced from 2,250,000 to 22,500 shares.

8

On February 22, 1996, the officers, directors and founders received 660,000 shares for services valued at $1,000.

On April 19, 2001, the Company issued 250,000 shares at $0.001708 per share, totaling $427.

On June 21, 2001, the Company issued 350,000 shares at $0.001708 per share, totaling $598.

In conjunction with the merger on May 24, 2004 described in Note 1, the Company effected a forward split of 25 common shares for each common share outstanding, increasing the number of outstanding common shares from 1,282,500 to 32,062,500 shares.  Also, as described in Note 1, the officers and directors of the Company were granted 11,000,000 shares of common stock in connection with the merger.

The authorized stock of the ePublishedBooks.com (“ePub”) consisted of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

On March 15, 2000, ePub issued 1,000,000 shares of common stock to an officer and director for services valued at $1,000.  On May 31, 2000, ePub issued 500,000 shares of common stock to an officer and director for $5,000 cash.

On July 31, 2001, ePub completed a Regulation D, Rule 504 of the Securities and Exchange Commission Act of 1933 offering.  Pursuant to the offering, ePub issued 483,100 of its common stock for cash totaling $24,155.

On May 5, 2004, the shareholders of ePub approved a forward split of 3 shares for each common stock outstanding.  As a result of the forward split, the number of outstanding common shares increased from 1,983,100 to 5,949,300 shares.  On May 25, 2004, the State of Nevada approved the Company’s Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares.

On July 28, 2004, the note payable for Domain names was exchanged for shares of stock in lieu of payment on the note.  The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.

On December 5, 2004, the Company subscribed 33,334 shares of stock at $0.60 for $20,000.  The shares were issued in January 2005.

On March 9, 2005, the Company subscribed 333,334 shares of restricted stock in consideration of $50,000.  The Company also converted $17,928 in accounts payable to 119,520 shares.  The 452,854 shares were issued in May 2005.

Pursuant to the merger described in Note 1, each share of Westchester Group, Inc. was exchanged for one share of ePublishedBooks.com.  The authorized stock of the Company is the authorized stock of ePub.

The Company has not authorized any preferred stock.  There are no warrants or options outstanding to acquire any additional shares of common stock of the Company.

9

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share.”  The weighted-average number of common shares outstanding during each period is used to compute basic loss per share.  Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding.  Dilutive potential common shares are additional common shares assumed to be exercised.  As of March 31, 2005, December 31, 2004 and 2003, and since inception, the Company had no dilutive potential common shares.

Note 3.                        Intangible Assets

On April 20, 2004, the Company entered into an Asset Purchase Agreement to acquire certain intangible assets.  These assets include six domain names relating to products to be promoted and distributed by the Company and websites and artwork relating to those domain names.  The company has determined that the intangibles purchased have a useful life of five years.  The provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” require the completion of an annual impairment test with any impairments recognized in current earnings.  The assets were acquired as part of the business plan for the company to distribute nutriceutical products.  As the business plan implementation is not completed and there has been no change in the assets acquired, the Company determined that no impairment to the assigned values had occurred.  The Company’s intangible assets and accumulated amortization consisted of the following at March 31, 2005 and December 31, 2004:

	2005		2004
		Accumulated		Accumulated
	Gross	Amortization	Gross	Amortization

Domain name and websites	$30,000	$5,000	$30,000	$3,500

Note 4.                        Note payable

A note payable of $30,000 was incurred for the acquisition of the intangible assets as described in Note 3.  The note became due on July 20, 2004.  On July 28, 2004, the note holder accepted shares of stock in lieu of payment on the note.  The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.  Notes payable at March 31, 2005, December 31, 2004 and 2003 are as follows:

	2005	2004	2003
Note payable at 8% interest due September 7, 2005, no collateral	$9,876	$9,876	$0
Note payable at 8% interest due November 19, 2005, no collateral	10,000	10,000
	$19,876	$19,876	$0

Interest is accrued on the notes payable.  At March 31, 2005 and December 31, 2004, $743 and $345 interest has accrued, respectively.

10

Note 5.                        Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company’s deferred tax asset as of March 31, 2005, December 31, 2004 and 2003 is as follows:

	2005	2004	2003
Net operating loss carryforward	$34,984	$18,985	$1,943
Valuation allowance	(34,984)	(18,985)	(1,943)
Net deferred tax asset	$0	$0	$0

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

		2004	2003	Since Inception
Tax at statutory rate	$15,999	$17,042	$0	$34,984
Increase in valuation allowance	15,999	(17,042)	0	(34,984)
Net deferred tax asset	$0	$0	$0	$0

We did not provide he net federal operating loss carry forward will expire between 2005 and 2024.  This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 6.                        Business Combination

Merger between Westchester Group, Inc. and ePublishedBooks.com

ePublishedBooks.com, Inc. is a non-reporting company to the Security and Exchange Commission under the Securities Exchange Act of 1934, as amended.  Westchester Group, Inc. owns a domain name and website and is implementing a business plan to distribute nutriceutical products.  Upon the completion of the merger, the Company changed its name to Mosaic Nutriceuticals, Inc.

Transactions pursuant to SFAS No. 141, “Business Combinations,” require the acquisition of a business entity.  ePublishedBooks.com had limited operations, insufficient to sustain itself, and therefore was not a considered an ongoing business entity as defined by SFAS No. 141.  For reporting purposes, the transaction is treated as a capital transaction where the acquiring corporation issued stock for the net monetary assets of the shell corporation, accompanied by a recapitalization.  The accounting is similar in form to a reverse acquisition, except that goodwill or other intangibles are not recorded.

11

Note 7.                        Subsequent Event

Memorandum of Understanding with Global Media Fund

On April 8, 2005, the Company entered into a marketing agreement with the Global Media Fund, LLC (GMF).  Under the terms of the agreement, GMF will provide the Company with future marketing (Media Due Bill) totaling $1,000,000, inconsideration for the following:

1.               Issuance of 1,000,000 shares to be valued at $500,000.

2.               Issuance of shares for the remaining $500,000, $50,000 of restricted stock will be issued each month for 10 consecutive months, valued at 90% of the arithmetic average closing price for the ten (10) trading days preceding the issuance date.

The Company issued 100,000,000 shares on April 14, 2005 in accordance with this agreement which will be recorded as a prepaid expense.  This will be expensed as such marketing services are rendered.

12

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

FINANCIAL REPORTS

(UNAUDITED)

JUNE 30, 2005

DECEMBER 31, 2004

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.)

Las Vegas, Nevada

We have reviewed the accompanying statement of financial position of Mosaic Nutraceuticals, Corp. (the “Company”) as of June 30, 2004, and the related statements of operations shareholders’ equity and cash flows for the three-month and six-month periods ended June 30, 2004. These financial statements are the responsibility of the Company’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Kyle L. Tingle, CPA, LLC

July 12, 2005

Las Vegas, Nevada

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

BALANCE SHEETS

See Report of Independent Registered Accounting Firm

	June 30, 2005	December 31, 2004
	(unaudited)
ASSETS

CURRENT ASSETS
Cash	$124,926	$2,519
Inventory	188,486	23,596
Prepaid expense	510,937	0
Total current assets	$824,349	$26,115

OTHER ASSETS
Deposits	$2,889	$—
Fixed assets, net	35,306	—
Intangible assets, net	23,500	26,500

Total assets	$886,044	$52,615

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued expenses	$46,833	$18,273
Notes payable	19,876	19,876
Total current liabilities	$66,709	$38,149

STOCKHOLDERS’ EQUITY
Preferred stock: $0.001 par value; authorized 5,000,000 shares; no shares issued and outstanding
Common stock subscribed, 33,334 shares at December 31, 2004 and 0 shares at June 30, 2005:	$—	$20,000
Common stock: $0.001 par value; authorized 100,000,000 shares; issued and outstanding: 32,062,500 shares at December 31, 2003; 50,244,800 shares at December 31, 2004 and 53,730,988 June 30, 2005:	53,731	50,245
Additional paid in capital	1,138,983	54,540
Accumulated deficit during development stage	(373,379)	(110,319)

Total stockholders’ equity	$819,335	$14,466

Total liabilities and stockholders’ equity	$886,044	$52,615

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF OPERATIONS

See Report of Independent Registered Accounting Firm

					Aug 8, 1990
	Three months ended		Six months ended		(inception) to
	June 30,	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004	2005
	(unaudited)		(unaudited)		(unaudited)

Revenues	$481	$—	$702	$—	$702

Cost of revenue	121	—	121	—	121

Gross profit	$360	$—	$581	$—	$581

General, selling and administrative expenses
Operating expenses	$214,902	$859	$258,938	859	$309,035
Depreciation and amortization	2,395	—	3,895	—	7,395
Operating loss	(216,937)	$(859)	$(262,252)	$(859)	$(315,849)

Nonoperating income (expense)	(410)	—	(808)	—	(1,453)

Net loss	$(217,347)	$(859)	$(263,060)	$(859)	$(317,302)

Net loss per share, basic and diluted	$(0.00)	$(0.00)	$(0.00)	$0.00	$0.00

Weighted Average number of shares of common stock outstanding	52,756,892	38,953,974	51,520,861	35,508,237

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

See Report of Independent Registered Accounting Firm

					Accumulated
			Additional	Common	(Deficit) During
	Common Stock		Paid-In	Stock	Development
	Shares	Amount	Capital	Subscribed	Stage	Total

Balance, December 31, 2003	32,062,500	$32,063	$0	$0	$(32,063)	$0
May 24, 2004, forward stock split 25:1
Recapitalization of common stock stock in connection with merger ePublishedBooks.com	5,949,300	5,949	24,205		(29,563)	591
Issuance of 11,000,000 shares pursuant to merger agreement	11,000,000	11,000				11,000
Issuance of 1,000,000 to board member upon joining board of directors	1,000,000	1,000				1,000
Contribution of capital			268			268
Issuance of 233,000 shares for debt	233,000	233	30,067			30,300
Stock subscribed				20,000		20,000
Net loss, December 31, 2004					(48,693)	(48,693)

Balance, December 31, 2004	50,244,800	$50,245	$54,540	$20,000	$(110,319)	$14,466
Issue subscribed stock	33,334	33	19,967	(20,000)
Stock subscribed	333,334	333	49,667			50,000
Stock subscribed in settlement of accounts payable	119,520	120	17,809			17,929
Stock issued for services	1,000,000	1,000	499,000			500,000
Stock issued	2,000,000	2,000	498,000			500,000
Net loss, June 30, 2005					(263,060)	(263,060)

Balance, June 30, 2005	53,730,988	$53,731	$1,138,983	$—	$(373,379)	$819,335

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

STATEMENTS OF CASH FLOWS

See Report of Independent Registered Accounting Firm

	Six Months Ended June 30,		Aug. 8, 1990 (inception) to June 30,
	2005	2004	2005
	(unaudited)		(unaudited)
Cash Flows From Operating Activities
Net loss	$(263,060)	$—	$(317,302)
Adjustments to reconcile net loss to cash used in operating activities:
Depreciation and amortization	3,895	—	7,395
Stock based compensation	—	—	13,000
Interest expense paid by stock	—	—	300
Changes in assets and liabilities
Increase in inventory	(164,890)	—	(188,486)
Increase in prepaid expenses	(10,937)	—	(10,937)
Increase in deposits	(2,889)	—	(2,889)
Increase in accounts payable and accrued liabilities	46,489	—	64,761
Net cash used in operating activities	$(391,392)	$—	$(434,158)

Cash Flows From Investing Activities
Purchase of fixed assets	$(36,201)	$—	$(36,201)
Purchase of intangible asset	—	—	(30,000)
Acquisitions, net of cash acquired	—	—	591
Net cash used in investing activities	$(36,201)	$—	$(65,610)

Cash Flows From Financing Activities
Issuance of common stock	$550,000	$—	$573,525
Proceeds from notes payable	—	—	49,876
Contribution of capital	—	—	1,293
Net cash provided by financing activities	$550,000	$—	$624,694

Net increase in cash	$122,407	$—	$124,926
Cash, beginning of period	$2,519	$—	$—

Cash, end of period	$124,926	$—	$124,926

Supplemental Information and Non-monetary Transactions:

Interest paid	$742	$—	$742
Taxes paid	$—	$—	$—

Stock issued in settlement of accounts payable, 119,520 shares	$17,928	$—	$17,928
Stock issued for advertising services, 1,000,000 shares at $0.50	$500,000	$—	$500,000
Stock issued for debt 233,000 shares at $0.13	$—	$—	$30,300

See Accompanying Notes to Financial Statements.

MOSAIC NUTRACEUTICALS, CORP.

(FKA MOSAIC NUTRICEUTICALS, CORP.)

(A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS

Note 1.   Nature of Business and Significant Accounting Policies

Basis of Presentation

The accompanying unaudited financial statements have been prepared in accordance with Securities and Exchange Commission requirements for interim financial statements. Therefore, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. The financial statements should be read in conjunction with the Form 10SB for the period ended June 30, 2005 of Mosaic Nutraceuticals, Corp.  (the “Company”).

The interim financial statements present the balance sheet, statements of operations, stockholders’ equity and cash flows of Mosaic Nutraceuticals, Corp. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

The interim financial information is unaudited. In the opinion of management, all adjustments necessary to present fairly the financial position as of June 30, 2005 and the results of operations, stockholders’ deficit and cash flows presented herein have been included in the financial statements. Interim results are not necessarily indicative of results of operations for the full year.

Nature of business:

Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.) (“Company”) was organized August 8, 1990 under the laws of the State of Nevada.  The Company currently has limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” is considered a Development Stage Enterprise.  On February 15, 2005, the Certificate of Amendment was accepted by the Secretary of State changing the name of the Company from Mosaic Nutriceuticals, Corp. to Mosaic Nutraceuticals, Corp.

The Company owns development and marketing rights for various nutriceutical chew products.  The Company is in the process of bringing this new line of health products to market.  As of the date of this report, full operations and revenue production had not begun.  A few test transactions were accepted through its internet site.

The Company was organized on August 8, 1990 under the laws of the State of Nevada, as Hot Spot Tours, Inc.  On July 29, 1995, the Company changed its name from Hot Spot Tours, Inc. to Westchester Group, Inc.  The Company ceased operations in January 1993.

ePublishedBooks.com was organized on March 14, 2000 under the laws of the State of Nevada.  With its limited operations and, in accordance with Statement of Financial Accounting Standard (SFAS) No. 7, “Accounting and Reporting by Development Stage Enterprises,” it was considered a Development Stage Enterprise.

ePubishedBooks.com was established to build an internet presence to offer an outlet for new authors to publish their literary work electronically.

Merger between Westchester Group, Inc. and ePublishedBooks.com

On May 24, 2004, the State of Nevada approved the Amendment and Plan of Reorganization and Merger of Westchester Group, Inc. (“Westchester”), a Nevada corporation, into ePublishedBooks.com (“ePub”), a Nevada Corporation.  This plan was effective with the filing of the document with the State of Nevada on May 24, 2004.  Through the agreement, each outstanding share of Westchester was automatically converted to one share of ePub.  In addition, ePub agreed to issue 11,000,000 shares of restricted stock to Westchester directors as part of the merger.  The transaction results in 49,011,800 shares of ePub.  ePub assumed all liabilities and obligations of Westchester.  Based on the terms of the merger agreement, through Rule 12g-3(a) of the general rules and regulations of the Securities Exchange Act of 1934, as amended, ePub became the surviving entity for reporting purposes to the Securities and Exchange Commission.

The transaction is accounted for as a reverse acquisition with Westchester Group, Inc. the surviving registrant.  As a result, Westchester Group, Inc.’s former stockholders exercised control over ePub. The accounting for the merger is identical to that resulting from a reverse merger, except no goodwill or other intangible assets are recorded. For accounting purposes, Westchester Group, Inc. as been treated as the accounting acquirer and, accordingly, is presented as the continuing entity.  The historical financial statements are those of Westchester Group, Inc.   ePublishedBooks.com changed its name to Mosaic Nutraceuticals, Corp. (fka Mosaic Nutriceuticals, Corp.), which is the legal entity going forward and is referred to hereafter as the “Company.”

A summary of the Company’s significant accounting policies is as follows:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of June 30, 2005 and December 31, 2004.

Fair Value of Financial Instruments

The fair values of financial instruments are estimated based on market rates based upon certain market assumptions and information available to management.  The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.  These financial instruments include cash and accounts payable.  Fair values were assumed to approximate carrying values for cash and payables due to the short-term nature or that they are payable on demand.

Revenue Recognition

The Company recognizes revenue on an accrual basis as services are rendered or product is shipped.  For product sales, revenue is recognized upon the transfer of ownership of the product to the purchaser.

Income taxes

Income taxes are provided for using the liability method of accounting in accordance with SFAS No. 109 “Accounting for Income Taxes.”  A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting.  Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.  Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.  Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Going Concern

The Company’s financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern.  Currently, the Company does not have significant cash of other material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and raises substantial doubt about its ability to continue as a going concern.  The Company will be dependent upon the raising of additional capital through placement of our common stock in order to continue with the business plan. There can be no assurance that the Company will be successful in raising the capital it requires through the sale of our common stock in order to continue as a going concern.  Until the Company has sufficient operations, the stockholders, officers, and directors have committed to advancing the operating costs of the company.

Note 2.   Stockholders’ Equity

Common stock

The authorized stock of the Company consists of 5,000,000 shares of preferred stock with a par value of $0.001 and 100,000,000 shares of common stock with par value of $0.001.

In conjunction with the merger on May 24, 2004 described in Note 1, the Company effected a forward split of 25 common shares for each common share outstanding, increasing the number of outstanding common shares from 1,282,500 to 32,062,500 shares.  Also, as described in Note 1, the officers and directors of the Company were granted 11,000,000 shares of common stock in connection with the merger.

Pursuant to the merger described in Note 1, each share of Westchester Group, Inc. was exchanged for one share of ePublishedBooks.com.  The authorized stock of the Company is the authorized stock of ePub.

On May 5, 2004, the shareholders of ePub approved a forward split of 3 shares for each common stock outstanding.  As a result of the forward split, the number of outstanding common shares increased from 1,983,100 to 5,949,300 shares.  On May 25, 2004, the State of Nevada approved the Company’s Certificate of Amendment to the Articles of Incorporation, which increased its capitalization from 25,000,000 common shares to 100,000,000 common shares.

On July 28, 2004, the note payable for Domain names was exchanged for shares of stock in lieu of payment on the note.  The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.

On December 5, 2004, the Company subscribed 33,334 shares of stock at $0.60 for $20,000.  The shares were issued in January 2005.

On March 9, 2005, the Company subscribed 333,334 shares of restricted stock in consideration of $50,000.  The Company also converted $17,928 in accounts payable to 119,520 shares.  The 452,854 shares were issued in May 2005.

The Company issued 1,000,000 shares on April 14, 2005 in accordance with the agreement as outlined in Note 7.

The Company issued 2,000,000 shares on April 26, 2005 in consideration of $500,000.

The Company has authorized 5,000,000 shares of preferred stock at a par value of $0.001.  No shares are issued or outstanding.

The Company entered into an International Distributor Agreement (“IDA”) with AHB Trading Limited, S.A. September 13, 2004.  The IDA authorizes four warrants; 1) 1,000,000 shares exercisable at $0.60 per share, 2) 1,000,000 shares exercisable at $1.00 per share, 3) 1,000,000 shares exercisable at $1.40 per share, and 4) 500,000 shares exercisable at $2.00 per share.  These warrants are exercisable through September 13, 2009.  Additional warrants shall be issued at the conclusion of every three months during the term of the agreement (“Quarter”) for an amount equal to 5% of the gross sales proceeds purchased by the distributor.  Exercise price on these warrants will be the greater of the closing price on the last day of the quarter or the average closing price for the last ten trading days of the quarter.  As of the report date, the four warrants were issued at 500,000 shares as at the above mentioned exercisable prices.

The Company has also entered into distribution agreements where warrants are based on sales to the distributor.  Sales to distributors has not commenced and no warrants have been issued on these agreements.

As of the report date, the warrants have not been exercised.

Net loss per common share

Net loss per share is calculated in accordance with SFAS No. 128, “Earnings Per Share”.  The weighted-average number of common shares outstanding during each period is used to compute basic loss per share.  Diluted loss per share is computed using the weighted averaged number of shares and dilutive potential common shares outstanding.  Potentially dilutive common shares consist of employee stock options, warrants, and restricted stock, and are excluded from the diluted earnings per share computation in periods where the Company has incurred a net loss.

Note 3.   Intangible Assets

On April 20, 2004, the Company entered into an Asset Purchase Agreement to acquire certain intangible assets.  These assets include six domain names relating to products to be promoted and distributed by the Company and websites and artwork relating to those domain names.  The company has determined that the intangibles purchased have a useful life of five years.  The provisions of SFAS No. 142 “Goodwill and Other Intangible Assets” require the completion of an annual impairment test with any impairments recognized in current earnings.  The assets were acquired as part of the business plan for the company to distribute nutriceutical products.  As the business plan implementation is not completed and there has been no change in the assets acquired, the Company determined that no impairment to the assigned values had occurred.  The Company’s intangible assets and accumulated amortization consisted of the following at June 30, 2005 and December 31, 2004:

	2005		2004
	Gross	Accumulated Amortization	Gross	Accumulated Amortization

Domain name and websites	$30,000	$6,500	$30,000	$3,500

Note 4.   Note payable

A note payable of $30,000 was incurred for the acquisition of the intangible assets as described in Note 3.  The note became due on July 20, 2004.  On July 28, 2004, the note holder accepted shares of stock in lieu of payment on the note.  The company issued 233,000 shares of SEC Rule 144 stock in satisfaction of the note.  Notes payable at June 30, 2005, and December 31, 2004 are as follows:

	2005	2004	2003
Note payable at 8% interest due
September 7, 2005, no collateral	$9,876	$9,876	$0
Note payable at 8% interest due
November 19, 2005, no collateral	10,000	10,000
	$19,876	$19,876	$0

Interest is accrued on the notes payable.  At June 30, 2005 and December 31, 2004, $743 and $345 interest has accrued, respectively.

Note 5.   Income Taxes

We did not provide any current or deferred U.S. federal income tax provision or benefit for any of the periods presented because we have experienced operating losses since inception. We provided a full valuation allowance on the net deferred tax asset, consisting of net operating loss carryforwards, because management has determined that it is more likely than not that we will not earn income sufficient to realize the deferred tax assets during the carryforward period.

The components of the Company’s deferred tax asset as of June 30, 2005, December 31, 2004 and 2003 is as follows:

	2005	2004
Net operating loss carryforward	$111,056	$18,985
Valuation allowance	(111,056)	(18,985)
Net deferred tax asset	$0	$0

A reconciliation of income taxes computed at the statutory rate to the income tax amount recorded is as follows:

	2005	2004	Since Inception
Tax at statutory rate	$92,071	$17,042	$111,056
Increase in valuation allowance	(92,071)	(17,042)	(111,056)
Net deferred tax asset	$0	$0	$0

We did not provide he net federal operating loss carry forward will expire between 2005 and 2025.  This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

Note 6.   Commitments and Contingencies

Memorandum of Understanding with Global Media Fund

On April 8, 2005, the Company entered into a marketing agreement with the Global Media Fund, LLC (GMF).  Under the terms of the agreement, GMF will provide the Company with future marketing (Media Due Bill) totaling $1,000,000, inconsideration for the following:

1.               Issuance of 1,000,000 shares to be valued at $500,000.

2.               Issuance of shares for the remaining $500,000, $50,000 of restricted stock will be issued each month for 10 consecutive months, valued at 90% of the arithmetic average closing price for the ten (10) trading days preceding the issuance date.  The company expects issuances to begin in August 2005.

The Company issued 1,000,000 shares on April 14, 2005 in accordance with this agreement which will be recorded as a prepaid expense.  This will be expensed as such marketing services are rendered.

The Company is engaged in a non-cancelable operating lease for a sales office.  Under the term of the lease agreement, the Company is obligated to make minimum monthly payments of $2,889 with an expiration date through May 2010.

Minimum future lease obligations for the five years immediately following the balance sheet date are as follows:

2005	$17,334
2006	34,668
2007	34,668
2008	34,668
2009 and thereafter	49,113

Total future minimum lease commitments	$170,451

Through June 20, 2005 and 2004, the Company had lease expense of $2,889 and $0, respectively.

PART III

Item 1.           Index to Exhibits.

The following exhibits are included as part of this Registration Statement.

Exhibit No.	Description of Document

2	Plan of Merger and Agreement and Plan of Reorganization of Westchester Group, Inc., a Nevada corporation Into EPublishedbooks.com, a Nevada Corporation, as the surviving corporation

3.1	Articles of Incorporation of epublishedbooks.com filed March 14, 2000

3.2	Articles of Merger (Pursuant to Nevada Revised Statutes Chapter 92A) filed May 24, 2004

3.3

Continuation of Articles of Merger (Pursuant to NRS Chapter 92A) By and Between Westchester Group, Inc. into EPublishedbooks.com and Amendment to the Articles of Incorporation of EPublishedbooks.com filed May 24, 2004

3.4	Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations filed February 15, 2005

3.5	By-laws of ePublishedbooks.com dated as of March 14, 2000

10.1	Memorandum of Understanding (“MOU”) with Global Media Fund, LLC (“GMF”), April 8, 2005

10.2	Media Due Bill in the Amount of One Million Dollars ($1,000,000) dated April 8, 2005

10.3	International Distributor Agreement with AHB Trading Limited, S.A. dated September 13, 2004

10.4	Munning Trading Co. exclusive marketing rights letter agreement dated October 6, 2004

10.5	International Marketing Agreement with C & H Marketing, Inc. dated July 12, 2004

10.6	Service Agreement with BJC Marketing dated June 23, 2005

10.7	Office Lease Agreement between PHL-OPCO, LP, as Landlord and Mosaic Nutraceuticals Corp., as Tenant

23	Consent of Kyle L. Tingle, CPA, LLC

Item 2.           Description of Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities and Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

MOSAIC NUTRACEUTICALS CORP.
(Registrant)

Date: July 13, 2005	By:	/s/ Charles Townsend
CHARLES TOWNSEND PRESIDENT AND CHIEF EXECUTIVE OFFICER